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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)

(Amendment No.            )(1)

VARSITY BRANDS, INC. (Name of Issuer)
COMMON STOCK, $.01 PAR VALUE (Title of Class of Securities)
765670-10-4 (CUSIP Number)
Jeffrey G. Webb 6745 Lenox Center Court, Suite 300, Memphis, Tennessee 38115 (901) 387-4400
with a copy to:

Charles I. Weissman
Swidler Berlin Shereff Friedman, LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
(212) 973-0111
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
April 21, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 sequentially numbered pages

CUSIP No. 765670-10-4	13D	Page 2 of 7 Pages

(1)	Name of Reporting Persons: Jeffrey Webb S.S. or I.R.S. Identification No. of Above Persons (Entities Only)

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizen or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 1,333,887
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None
PERSON WITH
	(9)	Sole Dispositive Power 1,333,887

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,887

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 13.9%

(14)	Type of Reporting Person IN

CUSIP NO. 765670-10-4	13D	Page 3 of 8 Pages

Item 1. SECURITY AND ISSUER.

        The securities to which this Schedule 13D relates are the shares of common stock (the "Common Stock"), par value $0.01 per share (the "Shares"), of Varsity Brands, Inc. (the "Issuer") formerly known as Riddell Sports Inc. The Issuer's business address is 6745 Lenox Center Court, Suite 300, Memphis, Tennessee 38115. The shares covered by this Schedule 13D were previously reported in a "group" Schedule 13D originally filed on February 15, 1994, as amended.

Item 2. IDENTITY AND BACKGROUND.

        (a), (b), (c)    This Statement is being filed by Jeffrey G. Webb ("Webb"). Webb is hereinafter sometimes referred to as the "Reporting Person." Webb's principal occupation is to serve as the Chief Executive Officer and a director of the Issuer and his business address is c/o Varsity Brands, Inc., 6745 Lenox Center Court, Suite 300, Memphis, Tennessee 38115.

        (d), (e)    The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    The Reporting Person is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        See Item 4.

Item 4. PURPOSE OF TRANSACTION.

        The Reporting Person had been a reporting person in connection with a Schedule 13D first filed on February 15, 1994 and amended on August 16, 1995, May 10, 1996, July 2, 1997, August 25, 1997, April 16, 1998 and December 17, 1998 (the "Former Group Schedule 13D"). The Former Group Schedule 13D currently relates to the following reporting persons: Robert Holdings, Inc., a Michigan corporation, QEN, Inc., a Michigan corporation, Robert E. Nederlander ("Nederlander"), R.E.R. Corp. a Michigan corporation, Lenny Corp., a Delaware corporation, Leonard Toboroff, P.C., Defined Benefit Plan, Leonard Toboroff, JEMC Corp., a Delaware corporation, and John McConnaughy, Jr.

        That certain Stockholders' Agreement, dated August 14, 1995 (as amended, the "Stockholders' Agreement"), among the Issuer, the Reporting Person, Nederlander and the other stockholders named therein, terminated in accordance with the terms thereof prior to April 21, 2003. Accordingly, the shares of Common Stock owned by the Reporting Person, who was reported as a Reporting Person in Amendment No. 6 to the Former Group Schedule 13D, are no longer subject to the voting and other restrictions contained in the Stockholders' Agreement, and the Reporting Person is longer a member of a filing group.

        Pursuant to the voting agreement that was contained in the Stockholders' Agreement, Nederlander had been deemed to beneficially own the shares of Common Stock beneficially owned by the Reporting Person. The voting agreement, as reflected in the Voting Trust dated as of May 28, 1991 (the "Voting Trust"), terminated in accordance with its terms concurrently with the termination of the Stockholders' Agreement. As a result of the

CUSIP NO. 765670-10-4	13D	Page 4 of 8 Pages

termination of the Stockholders' Agreement and the Voting Trust, Nederlander is no longer deemed to beneficially own the shares of stock beneficially owned by the Reporting Person. The Reporting Person now has sole voting and dispositive power with respect to those shares of Common Stock for which such powers had vested exclusively in Nederlander pursuant to the terms of the Stockholders' Agreement and the Voting Trust.

        The Issuer has entered into an Agreement and Plan of Merger, dated as of April 21, 2003 (the "Merger Agreement"), among VBR Holding Corporation ("Parent"), VB Merger Corporation ("Sub") and the Issuer pursuant to which Sub will merge (the "Merger") with and into the Issuer and the Issuer will become a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, upon the consummation of the Merger, each outstanding Share shall be canceled and converted into the right to receive $6.57 in cash. The holders of each outstanding option to purchase Common Stock shall be entitled to receive cash in an amount equal to the difference between $6.57 and the exercise price of such option.

        The consummation of the Merger is conditioned upon, among other things: (a) the approval of the Merger Agreement by the stockholders of the Issuer, (b) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (c) no governmental entity issuing any law or taking any action which restrains, enjoins or otherwise prohibits the Merger, and (d) other customary closing conditions in transactions of this type.

        Upon the consummation of the Merger, the Common Stock will no longer be listed on the American Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon consummation of the Merger, Parent, as the sole stockholder of the Issuer, will have the right to elect all of the directors of the Issuer.

        In addition, concurrently with the execution of the Merger Agreement and as a condition of the willingness of Parent to enter into the Merger Agreement, the Reporting Person entered into a Voting Agreement, dated as of April 21, 2003 (the "Voting Agreement"), with Parent. Pursuant to and subject to the terms and conditions of the Voting Agreement, the Reporting Person has agreed to, among other things: (a) vote all Shares owned by the Reporting Person in favor of approval and adoption of the Merger Agreement, (b) vote all such Shares against any Alternative Transaction (as such term is defined in the Voting Agreement), (c) not enter into any other agreement or understanding or grant any proxy or power of attorney with respect to such Shares and revoke any previously granted proxies, (d) not solicit or encourage any Acquisition Proposal (as such term is defined in the Merger Agreement) or Alternative Transaction, (e) not disclose any non-public information related to the Issuer that could reasonably be expected to lead to an Acquisition Proposal or Alternative Transaction, (f) take all action necessary to prevent any creditors from exercising any rights they may have under any pledge of such Shares, (g) not offer, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any such Shares and any securities convertible into or exercisable or exchangeable for Common Stock during the term of the Voting Agreement, or (h) make a demand for appraisal of his Shares in accordance with Section 262 of the Delaware General Corporate Law.

        The Voting Agreement terminates upon the earliest of (a) the consummation of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, or (c) written notice by Parent to Reporting Person effectuating the termination of such Reporting Person's Voting Agreement. Upon termination, the Voting Agreement, including the obligation to vote against any Acquisition Proposal, will be void and of no further force or effect.

        In addition, concurrently with the execution of the Merger Agreement, as a condition of the willingness

CUSIP NO. 765670-10-4	13D	Page 5 of 8 Pages

of Parent to enter into the Merger Agreement, the Reporting Person entered into a five (5) year employment agreement with Sub and a contribution and subscription agreement (the "Contribution Agreement") with Parent. The employment agreement will become effective upon the completion of the Merger (at which point Sub will cease to exist and the employment agreement will be assumed by the surviving entity). The employment agreement provides that the Reporting Person will serve as chairman of the board, chief executive officer and president of the surviving corporation in the Merger. In addition, the employment agreement provides that Leonard Green & Partners or an affiliate will cause the Reporting Person to be appointed or elected as a member of the surviving corporation's board of directors. Pursuant to the Contribution Agreement, the Reporting Person will contribute 114,155 shares of Common Stock to Parent prior to the Merger in exchange for 114,155 shares of Parent common stock. The Reporting Person's shares will represent approximately 7.5% of the Parent common stock at the effective time of the Merger, prior to dilution. The remainder of the Reporting Person's shares of Common Stock will be converted into the right to receive $6.57 per share in the Merger.

        The description of the Merger Agreement, the Voting Agreement and the Contribution Agreement herein contained does not purport to be complete and is qualified by reference to the copy of the Merger Agreement, the Voting Agreement and the Contribution Agreement attached hereto as exhibits, which are incorporated herein by reference.

        Except as otherwise set forth above in this Item 4, the Reporting Person has no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Items 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b)    The Reporting Person is the beneficial owner of 1,333,887 Shares representing approximately 13.9% of the outstanding Common Stock. The percentage of voting stock indicated is based on 9,592,250 Shares of Common Stock outstanding as of May 12, 2003, as disclosed on the Issuer's Form 10-Q for the quarter ended March 31, 2003 filed with the Securities and Exchange Commission. The Reporting Person has sole power to vote and to dispose of the Shares covered hereby. Included in the Shares beneficially owned by the Reporting Person are 467,760 Shares of Common Stock issuable upon the exercise of vested options.

        (c)    Except for entering into the Voting Agreement described in item 4 hereof, the Reporting Person has not effected any transactions in the Common Stock in the last 60 days.

        (d)    Not applicable.

        (e)    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than the matters disclosed in response to Items 4 and 5, which are incorporated herein by reference, the Reporting Person is not party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 765670-10-4	13D	Page 6 of 8 Pages

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following are hereby filed as additional exhibits to this Schedule 13D:

Exhibit 7.1
Agreement and Plan of Merger, dated as of April 21, 2003, by and among Varsity Brands, Inc., VBR Holding Corporation and VB Merger Corporation. Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Varsity Brands, Inc. filed with the Securities and Exchange Commission on April 22, 2003.
Exhibit 7.2	Voting Agreement, dated as of April 21, 2003 between the Reporting Person and VBR Holding Corporation.
Exhibit 7.3	Contribution and Subscription Agreement, dated as of April 21, 2003 between the Reporting Person and VBR Holding Corporation.

CUSIP NO. 765670-10-4	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 15, 2003

/s/ JEFFREY G. WEBB Jeffrey G. Webb

CUSIP NO. 765670-10-4	13D	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit
Exhibit 7.1	Agreement and Plan of Merger, dated as of April 21, 2003, by and among Varsity Brands, Inc., VBR Holding Corporation and VB Merger Corporation. Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Varsity Brands, Inc. filed with the Securities and Exchange Commission on April 22, 2003.
Exhibit 7.2	Voting Agreement, dated as of April 21, 2003, between the Reporting Person and VBR Holding Corporation.
Exhibit 7.3	Contribution and Subscription Agreement, dated as of April 21, 2003 between the Reporting Person and VBR Holding Corporation.

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